

02007429

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



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SEC FILE NUMBER
8-39119

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRAZOS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4140 LEMMON AVE. SUITE 260
(No. and Street)

DALLAS, TEXAS 75219
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BILLY F. SIMS, JR. (214) 827-5960
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JOHN H. ZALE, CPA
(Name — *if individual, state last, first, middle name*)

5950 BERKSHIRE, SUITE 1480 DALLAS, TEXAS 75225
(Address) (City) (State) Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays

OATH OR AFFIRMATION

I, BILLY F. SIMS, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRAZOS SECURITIES, INC., as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


ALICIA M. SLAY
Notary Public, State of Texas
My Commission Expires
January 31, 2004

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


MAIL
PROCESSING
RECEIVED
0 1 2002
352
SECTION

FINANCIAL STATEMENTS

FACING PAGE

AND REPORT OF INDEPENDENT

CERTIFIED PUBLIC ACCOUNTANTS

BRAZOS SECURITIES, INC.

DECEMBER 31, 2001 AND 2000

BRAZOS SECURITIES, INC.

ATTACHMENT TO FACING PAGE

YEAR ENDED DECEMBER 31, 2001

Statement filed pursuant to Securities and Exchange Commission SEC Rule 17a-5(d) (1).

Brazos Securities, Inc. is exempt from the provisions of SEC Rule 15c3-3 under exemption (k) (2) (ii). All customer transactions are cleared through another broker dealer on a fully disclosed basis.

As of December 31, 2001 no material differences existed between the Computation of Net Capital under rule 15c3-1 and the computation of Net Capital under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

BRAZOS SECURITIES, INC.

DECEMBER 31, 2001 AND 2000

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
BALANCE SHEETS	2
STATEMENTS OF OPERATIONS	3
STATEMENTS OF STOCKHOLDER'S EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-7
SUPPLEMENTARY INFORMATION	8-10
LETTER TO MANAGEMENT	11-13

JOHN H. ZALE
CERTIFIED PUBLIC ACCOUNTANT
MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
5950 BERKSHIRE LANE, SUITE 1480 DALLAS, TEXAS 75225
TEL. (214) 987-1199 FAX (214) 987-1175


RECEIVED
MAR 0 1 2002
352

The Board of Directors
BRAZOS SECURITIES, INC.
Dallas, Texas

Gentlemen:

I have audited the accompanying balance sheets of Brazos Securities, Inc. as of December 31, 2001 and 2000 and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

The computation of net capital in the Supplementary Information is not a required part of the basic financial statements. However, I have audited the information in conjunction with the audit of the aforementioned financial statements.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of BRAZOS SECURITIES, INC. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

John H. Zale
Certified Public Accountant

Dallas, Texas
February 26, 2002

BRAZOS SECURITIES, INC.

BALANCE SHEETS
December 31, 2001 and 2000

ASSETS	2001	2000
Current Assets:		
Cash	$ 17,538	$ 17,562
Accounts Receivable	0	416
Commissions Receivable	12,231	2,632
Deferred FIT Receivable	0	16,679
Investments	73,917	80,830
	103,686	118,119
Property, plant, and equipment:		
Office Equipment	4,555	18,589
Accum. Amort. - Office Eqpt.	(4,555)	(17,237)
Software	3,436	3,436
Accum. Amort. - Software	(3,436)	(3,436)
	0	1,352
Other assets:		
Deposits	10,208	79,008
TOTAL ASSETS	$113,894	$198,479

LIABILITIES & STOCKHOLDER'S EQUITY LIABILITIES	2001	2000
Current Liabilities:		
Accounts Payable	$ 13,607	$ 14,497
Margin Account Payable	0	48,535
Payroll Taxes Payable	2,242	1,721
Accrued Liabilities	0	0
Commissions Payable	0	0
Income Taxes Payable	0	0
Deferred Income Taxes	0	0
	15,849	64,753
Long Term Liabilities:		
Note Payable - Subordinated	68,800	68,800
Total Liabilities	84,649	133,553
STOCKHOLDER'S EQUITY		
Common Stock - authorized 1,000,000 shares of $1.00 par value; issued and outstanding - 1,000 shares	1,000	1,000
Additional Paid-In Capital	17,700	17,700
Retained Earnings	10,545	46,226
Total Stockholder's Equity	29,245	64,926
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$113,894	$198,479

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENTS OF OPERATIONS
Years ended December 31, 2001 and 2000

	2001	2000
INCOME:		
Commissions	$ 333,096	$ 355,014
Dividends	0	60
Interest	6,647	4,097
Unrealized Gain (Loss) on Investments	(52,239)	(234,066)
Capital Gain (Loss) on Investments	35,622	(14,084)
Other Income	0	0
	323,126	111,021
EXPENSES:		
Commissions	222,795	310,058
Cost of Clearing	90,966	86,725
Regulatory Expenses	1,742	2,195
Other Operating Expenses	43,304	52,564
	358,807	451,542
Net Income (Loss) Before Income Taxes	(35,681)	(340,521)
INCOME TAX PROVISION:		
Current	0	5,277
Deferred	0	(17,235)
	0	(11,958)
NET INCOME (LOSS)	($35,681)	($328,563)

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEARS ENDED DECEMBER 31, 2001 AND 2000

	Number Shares Common Stock	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Total Equity
Balance at December 31, 2000	1000	$1,000	$17,700	46,226	64,926
Net income for year				(35,681)	(35,681)
Balance at December 31, 2001	1000	$1,000	$17,700	$10,545	$29,245

The accompanying notes are an integral part of these statements

BRAZOS SECURITIES, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2001 and 2000

	2001	2000
Increases (Decreases) in cash		
Cash flows from operating activities		
Net income (loss)	$ (35,681)	$ (328,563)
Adjustments to reconcile net earnings to net cash used by operating activities		
Depreciation and amortization - Current	1,352	3,145
Depreciation and amortization - Assets Sold		
Changes in operating assets and liabilities, net		
(Incr.) dec. in accounts receivable	416	23,132
(Incr.) dec. in commissions receivable	(9,599)	18,961
(Incr.) dec. in deferred FIT receivable	16,679	(16,679)
(Increase) decrease in deposits	68,800	(67,716)
Increase (decrease) in payables	(890)	799
Incr. (dec.) in margin acct payable	(48,535)	12,991
Incr. (dec.) in accrued liabilities	0	(9,300)
Incr. (dec.) in income taxes pybl.	0	(11,402)
Incr. (dec.) in dfd. inc. tax pybl.	0	(556)
Incr. (dec.) in note payable	0	68,800
Net cash provided by (used in) operating activities	(7,458)	(306,388)
Cash flows from investing activities		
(Increase) decrease in investments	7,434	313,560
(Increase) dec. in property, equipment-net	0	0
Cash flows provided by (used in) investing activities	7,434	313,560
Cash flows from financing activities		
Equity contributions	0	0
Cash flows provided by (used in) financing activities	0	0
NET INCREASE (DECREASE) IN CASH	(24)	7,172
Cash at beginning of year	17,562	10,390
Cash at end of year	17,538	17,562

The accompanying notes are an integral part of these statements.

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company is engaged in the securities broker-dealer industry. The Company clears equity securities trades through a correspondent broker-dealer.

Property, plant and equipment is stated at cost. Depreciation of plant and equipment is provided for over the estimated useful lives of the respective assets on the straight line basis for financial reporting purposes.

Revenue is recognized when commissions or other income are earned.

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

2. FEDERAL INCOME TAX

As required by Statement No. 109 of the Financial Standards Board, issued in February 1992, which required adoption for fiscal years beginning after December 15, 1992, the Statement has been applied as of the beginning of the fiscal year and prior years may be restated. The cumulative effect of the change has no material effect on the financial statements. Statement No. 109 requires differences arising from the different methods used to recognize income for financial reporting and income tax purposes using enacted rates in effect for the year which the differences are expected to reverse.

Deferred income taxes are provided for the tax effects of differences resulting from computing depreciation using the straight-line method over the estimated useful lives for financial statements, compared to using the accelerated cost recovery methods for federal income tax purposes.

Prior to January 1, 1992, the Company was taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company did not pay federal corporate income taxes on its taxable income. Instead, the stockholders were liable for individual federal income taxes on their respective shares of the Company's taxable income.

BRAZOS SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

Years ended December 31, 2001 and 2000

3. LEASING ARRANGEMENTS

The company leases office space on a month-to-month basis. Rental expense for the periods 2001 and 2000 was $8,400 and $7,200, respectively.

4. INVESTMENTS

Marketable securities at December 31, 2001, are carried at market value of the securities. The cost of marketable securities at December 31, 2001 was $73,122, the gross unrealized gains pertaining to these securities were $795.

Non-marketable securities at December 31, 2001, are carried at cost of $68,800. On January 18, 2001 the Company invested $68,800 in a private placement of common stock and warrants to purchase common stock of the NASDAQ Stock Market, Inc.

5. CLEARING DEPOSITS

The company is required by the clearing broker dealer to maintain a deposit with the broker dealer to clear transactions for the Company. The clearing deposit at December 31, 2001 and December 31, 2000 was $10,208 and $10,208, respectively.

6. RELATED PARTY TRANSACTIONS

At December 31, 2001 the company was liable to an officer and principal shareholder of the company in the amount of $68,800 representing a subordinate note payable corresponding to the purchase common stock and warrants of the NASDAQ Stock Market, Inc.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At December 31, 2001, the company had capital of $25,572 which was $20,572 in excess of required net capital of $5,000.

BRAZOS SECURITIES, INC.

SUPPLEMENTAL INFORMATION

FOCUS REPORT – PART IIA

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2001

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			29,244 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			29,244 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			68,800 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			98,044 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		72,308 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-72,308 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			25,736 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		[3733]	
	3. Options		[3730]	
	4. Other securities		164 [3734]	

D. Undue Concentration		[3650]	
E. Other (List)			
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-164 [3740]
10. Net Capital			25,572 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	1,056 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	5,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	5,000 [3760]
14.	Excess net capital (line 10 less 13)	20,572 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	23,987 [3780]

BRAZOS SECURITIES, INC.

LETTER TO MANAGEMENT ON INTERNAL CONTROL AND ACCOUNTING PROCEDURES

DECEMBER 31, 2001

JOHN H. ZALE
CERTIFIED PUBLIC ACCOUNTANT
MEMBER AMERICAN INSTITUTE & TEXAS SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS
5950 BERKSHIRE LANE, SUITE 1480 DALLAS, TEXAS 75225
TEL. (214) 987-1199 FAX (214) 987-1175

Board of Directors
Brazos Securities, Inc.

In planning and performing my audit of the financial statements of Brazos Securities, Inc. (the Company) for the year ended December 31, 2001, I considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the previous paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors, or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, I believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Dallas, Texas
February 26, 2002